Filed by Starry Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: October 07, 2021

Starry and FMAC management discuss the transaction

Starry.com

October 7, 2021

Link

Chet Kanojia:	Welcome everyone and thank you for making the time to listen to this summary presentation. In addition to this, there is a detailed investor presentation available on our website and I encourage you to review that material as well. My name is Chet Kanojia and I’m one of the founders and CEO of Starry Internet.

I’m really excited to introduce Starry today. Starry is truly a one of a kind, groundbreaking company. But before we dive into the details, I would like to highlight just a few things unique about Starry.

Starry is a very high growth company building a modern gigabit broadband network at a fraction of the cost of legacy networks. With this disruption in cost structure, we are bringing real competition to the largely noncompetitive broadband market.

Today, we are active in six cities and have plans and licensed radio spectrum in over 50 cities in the U.S. alone. We are an incredibly unique, vertically integrated, full stack company in this sector. We design and build our own technology that includes ultra-high-capacity radios that operate in licensed millimeter wave spectrum. We have radio spectrum licenses that cover approximately 40 million households in the United States and a cloud native control plane and software that forms the foundation for great customer experience.

Last, but perhaps the most importantly, we are a mission driven company and relentlessly put our customers first. This is a big reason why we have a rapidly growing and loyal subscriber base.

When we started the company, we had a very simple view. Broadband is essential and data consumption will continue to grow. Secular tailwinds like cord cutting are helpful. As we are seeing during the pandemic, broadband is critical for working from home, education, and healthcare. It is a massive sector with over $100 billion in annual revenue in the United States alone. But as we all know from personal experiences, broadband providers have spectacularly low customer satisfaction. We can do better. The broadband market is the huge market opportunity--very little competition and unhappy customers. This is why we strongly believe that there is now an opportunity just to disrupt the market and create a modern product and a brand experience that is centered around the customer.

Technology has disrupted a lot of industries from travel to transportation, but broadband has largely been immune mainly because the traditional way of building networks is very expensive and time consuming. We believe Starry has solved the tough intersection of high capacity, low cost, and fast time to build. The simplest way to think about it is that we are adding, applying more slot broadband. In other words, we leverage the massive innovation in computing and integrated circuits to lower the cost to the last mile of broadband. We have literally upended the cost structure and deployment timelines for the last mile broadband through rapid and unique innovation. We did this by creating a vertically integrated company where we control and innovate at each layer in the network.

All this innovation allows us to do something that is really simple and powerful, but novel, in this category. We are able to put our customer first and grow the company by focusing on serving our customers with integrity. Core to our mission is providing high quality, affordable service to everyone and we relentlessly focus on that mission. We spent about four years developing our technology and optimizing cost structure, and now are ready for the next big phase of growth in our company. Today, we are very excited to announce that we are merging with FirstMark Horizon Acquisition Corp. to take the company public.

Through the early years, as a private company, Starry has raised over $400 million in capital, secured spectrum for a huge market opportunity, built a network that passes almost 5 million homes in six cities today, and achieved our target cost structure. We’ve experienced incredible growth with our early go to market strategy of serving multifamily housing and now are rolling out plans to serve all types of homes including single family homes and small businesses within our spectrum footprint. We believe now it makes sense for us to access public capital markets to continue to accelerate the growth of the company with a planned network spanning 25 million households with 1.4 million subscribers by the end of 2026.

With that, I would like to introduce Amish Jani of FirstMark Capital to talk a little bit about FirstMark and their rationale for this transaction. Amish.

Amish Jani:	Thank you, Chet. I’m so excited to be here. My name is Amish Jani. I’m the founder and partner of FirstMark and the Chairman and President of FirstMark Horizon Acquisition Corp.

We are longtime investors in the technology space, identifying disruptive founders and trends that have rebuilt markets. You may already know the sum of our companies, such as Shopify, Pinterest, Airbnb, Draft Kings, and Upwork, that are not only public, but have delivered excellent returns to shareholders in the public markets.

Beyond the names you know today, we have a rich pipeline of private companies that we have backed that are now over $1 billion in valuation and we hope and expect can become public companies over the near term. Examples include companies like Discord, Row, Datacoup, Just Works, and many more. We fundamentally understand technology and the trends that are disrupting existing markets.

One of the most important traits we identify and look for in our companies are extraordinary teams to back. Whether it was Toby at Shopify, Ben at Pinterest, Jason at Draft Kings who by the way is also a member of our Board, these founders drive long term performance, innovative thinking, and have a passion that is very hard to replicate. We have a long history with Chet and the Starry team and believe they are amongst the best teams we have worked with.

So why are we excited here? First as I just said, we think this is an extraordinary team. We have known Chet and the leadership here for a long time. The problem they are tackling requires leading edge skills in a number of disciplines all under one roof. This team is uniquely suited to solve the problem.

Second, we believe there is a massive opportunity to build leap frogging infrastructure in broadband. This is critically important as broadband today is a near monopolistic market with low customer service.

Third, we have deep intellectual property that creates meaningful moats. As Chet indicated, we are the first full stacked service provider, controlling all layers of our technology that allows us to innovate much faster than companies reliant on a complex chain of suppliers and integrating third party technologies.

Fourth, we have a massive TAM not just here in the U.S., but also internationally.

Finally, we are not a concept. The R&D is behind us, and it was hard work. We are now live in six markets. We have scaled in several cities. We believe that the company is about to embark on an operational scale. There is strong value creation ahead of us.

Regarding the transaction structure, we have structured this for long term success. We have put together an innovative transaction that aligns us as sponsors with the company and the public shareholder. We will cover this in greater detail in our sources and uses slide but suffice to say we are focused on the long-term opportunity with Starry consistent with our decades of investment.

Chet Kanojia:	Thank you, Amish. We believe the broadband market is ripe for disruption with near 70 percent of the market in the hands of a single cable company in most markets, over $100 billion in revenues on an annualized basis, and incredibly low net promoter scores. From a competition perspective, we stack up really well. We took the best from each technology and business model and combined it to create a new kind of a broadband network. By mostly leveraging preexisting macro infrastructure, we can rapidly cover a huge portion of the country’s households with a high-capacity symmetrical speed and low latency network. These are really important features for work from home and school from home.

As we compare new approaches, Starry has a combination of capacity, gig speed, and low latency that both low earth orbit and mobile 5G networks lack. We view low earth orbit solutions as unable to serve dense population areas and appropriate for remote locations. Fixed residential customers like Starry’s customers consume 40 to 50 times more data than a typical mobile connection, thereby making mobile 5G unsuitable for a fixed line broadband replacement just from a revenue opportunity of the mobile network. We combine a technically superior network to the very attractive prices and customer experience to create a compelling value proposition for our subscribers. We have provided more detailed analysis on Starry’s competitive advantage in our detailed investor presentation, and I would encourage you to review that for more information on this topic.

In order to enter the broadband market and to compete at large scale, we needed to solve three major problems. First, how do we build a network quickly? Second, how do we build a gigabit network at low cost? And third, how do we reach break even at a relatively early stage of entry into the market?

We solved all three and, in the process, we upended the cost structures and dynamics of building the network. We solved this with two key strategies. First, we used licensed high capacity, millimeter wave spectrum for the last mile connection using mostly preexisting macro infrastructure.

Second, we were vertically integrated as a company with design and built our own technology at low cost and assembled much of here in the United States. As a result, we are able to build a gigabit speed last mile coverage layer at $10 to $15 per home pass. The coverage CAPEX is nominal, and the majority of the CAPEX is variable, and success based, meaning only when the customer orders the service. This is the inverse of a traditional fixed line broadband network where most of the CAPEX is spent up front before a single customer is attached to the network. This allows us to get to even, break even at just four to five percent of homes under coverage.

To dive a little bit deeper into the intellectual property stack that we have developed and are rapidly deploying, when we started, this technology didn’t exist and outside of the stack we have built, we don’t believe there is any other technology that is available in the market today with the same capability at the same cost structure. We’ve invested nearly $200 million to develop and commercialize our technology with an incredibly talented team. Starry’s expertise spans RF engineering, smart antenna systems, high frequency integrated circuit design, software that runs close to the metal, and network engineering, and software in cloud. We iterate and integrate all of these disciplines to build our technology stack to achieve very attractive unit economics. We also have a dedicated team of care professionals that are quick and responsive and effective sales and marketing engine and a skilled field team that is in the frontlines deploying our network and service our customers. This is the result of our hard work and innovation.

Our network pass is almost 5 million homes. We had 48,000 subscribers as of the second quarter of fiscal year 2021. On a per building bases in our multifamily segment, we have acquired 24 percent subscribers after the first year. We have over 100 percent revenue growth and we won $268 million in federal subsidy at a recent FCC auction. We have an incredibly strong base on which to grow rapidly for the next five years. This is where we are going. We have spectrum rights that cover up to 40 million households today and over the next five years, we intend to build a network coverage that spans over 25 million households, putting us in the top two or three operators from a coverage perspective.

I want to talk a little bit about our customer centered product. We aim to win in price and experience. Our most popular plan today is $50 for 200 megabits and that’s all without any hidden fees. We don’t have long term contracts. We don’t cap speeds and we don’t play games. We provide simple and quality broadband at a fair price. We also have higher speed plans at 500 megabits a second and a gigabit. We are rolling out small and medium sized business service next year.

From the beginning, we have been focused on improving broadband for everyone. Our Starry Connect program is focused on affordable housing communities that have historically been unserved or underserved. We work with the affordable housing owners and managers and other stakeholders to provide a quality low-cost service to the residents. We are extremely proud to have relationships that span over 40,000 affordable housing units today.

When you combine our customer first approach, competitive pricing, fast and reliable service, and a great customer care, an amazing customer response follows. This is maybe the biggest point of pride across the company. We are in a different league than the rest of the broadband market and our net promoter score is along the lines of some of the most loved brands in the country.

This is the opportunity that lies before us. We worked hard to de-risk the company over the last few years. We have the technology, the unit economics, spectrum, and the experience in scaling the network and subscriber base across six markets. This is now the opportunity we have to go after, with a market opportunity of 40 million households and 2 million small and medium sized business. We forecast revenues in excess of $1 billion by 2026 while we achieve seven percent penetration at the end of that projection period. Based on historical customer take rates, which routinely exceed 20 percent in the multifamily segment, we believe that we have taken a conservative view in our forecast.

In addition, we have formed some foundational partnerships to help us scale the business even faster. I will now turn it over to Amish to provide some more details on the specifics of the transaction. Amish.

Amish Jani:	So, as it relates to the transaction structure, we believe we have negotiated a very compelling entry valuation for our shareholders in Starry. Based on the detailed analysis we show in our PIPE presentation, we believe there is meaningful upside to our entry valuation. In terms of funding, our trust is $414 million in size. We have a $130 million in PIPE and other subscriptions in support of the transaction along with a convert which will be used to refinance existing debt.

Furthermore, we have taken 75 percent of our founders’ shares and we have restructured our sponsor economics in two important ways. The first is to outright forfeit 1 million shares. And the second is to align with performance-based vesting. For the performance-based vesting, we have tiered the performance targets at increasing returns to shareholders at $12.50, $15.00, and $17.50.

Separately, we have created a novel structure where we are allocating new shares to non-redeeming shareholders via an exchange ratio mechanism as an additional incentive for the trust.

These changes align our outcomes to the successful delivery of capital to the company and stock performance to shareholders. This is driven by our conviction and the long-term upside potential of Starry. With that, I would like to turn it back to Chet for closing remarks.

Chet Kanojia:	Thank you, Amish. There is a full investor presentation on our website, and we encourage you to take a look. We are super excited about this next stage and what it means for our ability to potentially serve millions of Americans, spreading better broadband across the country. Thank you.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, Inc. ("Starry"), will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement of FirstMark Horizon Acquisition Corp. (“FirstMark”) and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form S-4 and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.